UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8869
Report for Period:  January 1, 2003 to March 31, 2003



In the matter of:

AEP UTILITIES, INC.
(formerly known as CENTRAL AND SOUTH WEST CORPORATION), ET AL


      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)], Public Service Company of Oklahoma (PSO), and AEP Texas North Company (TNC) [formerly known as West Texas Utilities Company (WTU)] (collectively, "Applicants"), each a public utility subsidiary company of AEP Utilities, Inc. [formerly known as Central and South West Corporation (CSW)]. Under HCAR 35-26548, dated July 30, 1996, it is required that the Applicants file quarterly reports with respect to the obligations relative to pollution control revenue bonds issued by the Red River Authority of Texas (Red River). The following information is provided for the Red River pollution control revenue bonds for each cap and collar position that has been opened at any time during the quarter: 1) the transaction date, 2) the type of transaction, 3) the notional amount, 4) the name of the counterparty, 5) a description of the material terms of the transaction, including the maturity or termination date of each transaction and the cap and/or floor strike rates, 6) the market value of all open cap or collar positions at the end of each quarter, and 7) any gains or losses realized from the liquidation of any cap or collar positions during such quarter. This report covers the period January 1, 2003 through March 31, 2003.


      No cap or collar position has been open during the reporting period.


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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the Applicants have duly caused this report to be signed on its behalf on this 4th day of April 2003.

                AEP Texas Central Company
                   (formerly known as Central Power and Light Company)

                Public Service Company of Oklahoma

                AEP Texas North Company
                   (formerly known as West Texas Utilities Company)

                                 /s/ Armando Pena
                               -------------------
                                  Armando Pena
                                    Treasurer